

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

How Kok Choong
Chief Executive Officer
Agape ATP Corporation
1705-1708 Level 17, Tower 2, Faber Towers
Jalan Desa Bahagia, Taman Desa
58100 Kuala Lumpur, Malaysia

> **Re: Agape ATP Corporation**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed March 28, 2022**
> **File No. 333-220144**

Dear Dr. Choong:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences